UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25


                          NOTIFICATION OF LATE FILING

                                                    SEC File Number: 000-26293
                                                    CUSIP Number:    356617209



(Check One):  [_] Form 10-K and Form 10-KSB  [_] Form 20-F   [_] Form 11-K
              [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

            For Period Ended: June 30, 2004

      [_] Transition Report on Form 10-K
      [_] Transition Report on Form 20-F
      [_] Transition Report on Form 11-K
      [_] Transition Report on Form 10-Q
      [_] Transition Report on Form N-SAR

            For the Transition Period Ended:


      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:                 Digital Learning Management Corporation
Former Name if Applicable:               FreePCSQuote.Com, Inc.
Address of Principal Executive Office:   19950 Mariner Avenue
                                         Torrance, California 90503

                                    PART II
                            RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant requires additional time to review the financials prior to filing. The Registrant expects to file its Form 10-QSB within five calendar days of the prescribed due date.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Umesh Patel                               310.921.3444
      (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                                  [_] Yes [X] No

      The Registrant did not timely file a Current Report on Form 8-K reporting
Item 2 (Acquisition of Assets).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that a significant change in the results of operations for the quarter ended June 30, 2004 will be reported from the corresponding period in fiscal 2003. Prior to January 16, 2004, the Registrant was a "public shell" and had minimal operations.

      On January 16, 2004, the Registrant (then known as FreePCSQuote.Com, Inc.) entered into an Agreement and Plan of Merger with FPQT Acquisition Corporation, a wholly-owned subsidiary of the Registrant, and Digital Learning Institute, Inc., a privately-held corporation ("DLI"). The transaction was deemed a "reverse merger," as the stockholders of DLI owned a majority interest in the Registrant at the closing. Additionally, following the closing of the merger, prior operations of the Registrant ceased and it now operates as a for-profit continuing education company. Thus, there will be a significant change in results of operations from the corresponding period from the last fiscal year, as the Registrant no longer operates as a "public shell."

      It is not practical to quantify the amount and change in the Registrant's results of operations at this time.

                    Digital Learning Management Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2004             By:   /s/ Umesh Patel
                                        -------------------------------
                                        Umesh Patel
                                        Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                   ATTENTION

                INTENTIONAL MISINFORMATION OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).